Exhibit (h)(2)

TRANSFER AGENCY AND SERVICE AGREEMENT

Transfer Agency and Services Agreement (“Agreement”) made this 8th day of December, 2008, between AQR Funds, a Delaware statutory trust established under the laws of the State of Delaware, having its principal place of business at Two Greenwich Plaza, 3rd Floor, Greenwich, Connecticut 06830 (“Trust”) and ALPS Fund Services, Inc., a Colorado corporation having its principal office at 1290 Broadway, Suite 1100, Denver, Colorado 80203 (“Transfer Agent”).

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”), presently consisting of eight (8) series each having multiple classes of shares, listed in Schedule A attached hereto; each of such series and any additional series that may be established by the Trust is referred to herein individually as a “Fund” and collectively as the “Funds”; and

WHEREAS, the Transfer Agent provides certain transfer agency services to investment companies; and

WHEREAS, the Trust desires to appoint the Transfer Agent as its transfer agent, dividend disbursing agent, and agent in connection with certain other activities, and the Transfer Agent desires to accept such appointment.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.	Terms of Appointment and Duties

1.1	Transfer Agency Services. Subject to the terms and conditions set forth in this Agreement, the Trust, on behalf of the Funds, hereby employs and appoints the Transfer Agent to act as, and the Transfer Agent agrees to act as, its transfer agent for the Trust’s authorized and issued shares of beneficial interest for each of the Funds (“Shares”), dividend disbursing agent, and agent in connection with any accumulation, open-account or similar plan provided to the shareholders of each of the respective Funds of the Trust (“Shareholders”) and as set out in the currently effective prospectus(es) and statement(s) of additional information (“Prospectus”) of the Trust on behalf of each applicable Fund, including without limitation any periodic investment plan or periodic withdrawal program. In accordance with procedures established from time to time by agreement between the Trust, on behalf of each of the Funds, and the Transfer Agent, and/or with such written instructions as authorized persons may deliver from time to time as set forth in Section 9.5 hereof, the Transfer Agent agrees that it will perform the following services:

(a) Subject to the right of the Trust to reject any or all orders to purchase shares of the Funds by written instruction, and such procedures as the Trust may specify relative to prior approval by written instruction of such purchase orders, receive for acceptance, orders for the purchase of Shares, and promptly deliver payment and appropriate documentation thereof to the Custodian of the Trust authorized by the Trust (“Custodian”);

(b) Pursuant to valid purchase orders, issue the appropriate number of Shares and hold such Shares in the appropriate Shareholder account;

(c) Receive for acceptance redemption requests and redemption directions and deliver the appropriate documentation thereof to the Custodian;

(d) With respect to the transactions enumerated in 1.1 (a), (b) and (c) above, the Transfer Agent shall execute transactions directly with the principal underwriter for the Trust (“Distributor”), broker-dealers that are members of the Distributor’s selling group for the Trust and other financial institutions authorized by the Trust, deemed to be acting as a limited agent of the Trust (“Designated Agents”). The Transfer Agent will execute transactions only from Designated Agents that have adopted and implemented internal controls reasonably designed to ensure that: (i) order or redemption requests for a Fund received by the Designated Agent, or a limited agent of such Designated Agent in an arrangement permitted by the Trust (“Sub-Agent”), in proper form and by the time specified in the Prospectus with respect to the Trust (currently, the close of regular trading on the New York Stock Exchange with respect to each Fund) (“Closing Time”) on a Business Day (as specified in the Prospectus for each Fund) will be processed as of that Business Day and (ii) order or redemption requests received by the Designated Agent or its Sub-Agent in proper form after the Closing Time for the Fund on a Business Day will be processed on the next Business Day;

(e) At the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the appropriate manner such monies as instructed by the redeeming Shareholders;

(f) Effect transfers of Shares by the registered owners thereof upon receipt of appropriate instructions;

(g) Prepare and transmit payments for dividends and distributions declared by the Trust on behalf of the applicable Fund;

(h) Maintain records of account for and advise the Trust and its Shareholders as to the foregoing;

(i) Record the issuance of Shares of the Trust and maintain pursuant to SEC Rule 17Ad-10(e) under the Securities Exchange Act of 1934, as amended (“1934 Act”) a record of the total number of Shares of the Trust that are authorized, based upon data provided to it by the Trust, and issued and outstanding. The Transfer Agent shall also provide the Trust on a regular basis with the total number of Shares that are authorized and issued and outstanding and shall have no obligation, when recording the issuance of Shares, to monitor the issuance of such Shares or to take cognizance of any laws relating to the issue or sale of such Shares, which functions shall be the sole responsibility of the Trust;

(j) Subject to such additional policies and procedures the Trust may establish, the Transfer Agent shall process orders or redemption requests received in proper form by the Transfer Agent or a Designated Agent or Sub-Agent (i) by Closing Time on a Business Day, as of that Business Day, and (ii) after the Closing Time on a Business Day, as of the next Business Day, provided in each case that the Designated Agent forwards any such orders or requests received by the Designated Agent or its Sub-Agent to the Transfer Agent by the cut-off time the Trust sets for receipt of such forwarded orders and requests;

(k) Provide escheatment services as necessary;

(l) Submit through the Office of Foreign Assets Control (“OFAC”) database and such other lists or databases of restricted individuals or entities as may be required from time to time by applicable regulatory authorities: (i) all new account and registration maintenance transactions; (ii) the names of payees of redemption funds where the payee is not the shareholder of record; and (iii) periodically, as the Trust and the Transfer Agent may reasonably agree, the names of all record shareholders;

(m) Process “as of” transactions in accordance with applicable policies and procedures of the Trust, at such times as Trust has written “as of” policies and procedures and has provided a copy of such to the Transfer Agent; and

(n) Impose and collect any subscription or redemption fees imposed by any of the Funds in accordance with the terms set forth in the Prospectus.

1.2	Additional Services. In addition to, and neither in lieu nor in contravention of, the services set forth in the above paragraph, the Transfer Agent shall perform the following services:

(a) Other Customary Services. Perform the customary services of a transfer agent, dividend disbursing agent and, as relevant, agent in connection with accumulation, open-account or similar plan (including without limitation any periodic investment plan or periodic withdrawal program), including but not limited to: maintaining all Shareholder accounts, preparing Shareholder meeting lists, withholding taxes on U.S. resident and non-resident alien accounts and maintaining records with respect to such withholding, preparing and filing U.S. Treasury Department Forms 1099 and other appropriate forms required with respect to dividends and distributions by federal authorities for all Shareholders, preparing and mailing confirmation forms and statements of account to Shareholders for all purchases and redemptions of Shares and other confirmable transactions in Shareholder accounts, preparing and mailing activity statements for Shareholders, and providing Shareholder account information;

(b) Control Book. Maintain a daily record and produce a daily report for the Trust of all transactions and receipts and disbursements of money and securities and deliver a copy of such report for the Trust for each Business Day to the Trust no later than 9:00 AM Eastern Time, or such earlier time as the Trust may reasonably require, on the next business day;

(c) “Blue Sky” Reporting. The Trust shall (i) identify to the Transfer Agent in writing those transactions and assets to be treated as exempt from blue sky reporting for each State and (ii) verify the establishment of transactions for each State on the system prior to activation and thereafter monitor the daily activity for each State. The responsibility of the Transfer Agent for the Trust’s blue sky State registration status is solely limited to the initial establishment of transactions subject to blue sky compliance by the Trust, providing a system that will enable the Trust to monitor the total number of Shares sold in each State, providing any other information reasonably requested by the Trust to fulfill the Trust’s obligation to monitor blue sky compliance, and operating its blue sky reporting services in compliance with Transfer Agent’s Blue Sky Administration policy, as attached hereto as Schedule B in its form as of the date of this Agreement. Transfer Agent agrees to provide the Trust advance written notification in the event that Transfer Agent materially amends its Blue Sky Administration policy;

(d) National Securities Clearing Corporation (“NSCC”). (i) Accept and effectuate the registration and maintenance of accounts through Networking and the purchase, redemption, transfer and exchange of shares in such accounts through Fund/SERV (Networking and Fund/SERV being programs operated by the NSCC on behalf of NSCC’s participants, including the Trust), in accordance with, instructions transmitted to and received by the Transfer Agent by transmission from the NSCC on behalf of broker-dealers and banks that have been established by, or in accordance with the instructions of authorized persons, as hereinafter defined on the dealer file maintained by the Transfer Agent; (ii) issue instructions to Trust’s designated NSCC participant banks for the settlement of transactions between the Trust and NSCC (acting on behalf of its broker-dealer and bank participants); (iii) provide account and transaction information from the affected Trust’s records on the Transfer Agent’s computer system (“System”) in accordance with NSCC’s Networking and Fund/SERV rules for those broker-dealers; and (iv) maintain Shareholder accounts on the System through Networking;

(e) Anti-Money Laundering Procedures. The Transfer Agent shall (i) adopt and maintain an anti-money laundering compliance program (“AML Program”) that satisfies the requirements of all applicable laws and regulations; (ii) carry out its AML Program to the best of its ability; (iii) promptly notify the Trust of an inspection by the appropriate regulatory authorities of its AML Program if such inspection identifies any material deficiency in its AML Program; and (iv) promptly remedies any material deficiency of which it has notice;

(f) Rule 38a-1. In performing the foregoing services, the Transfer Agent shall reasonably cooperate with the Chief Compliance Officer of the Trust with respect to requests for information and other assistance regarding the obligations of the Trust and the Funds regarding compliance with Rule 38a-1 under the 1940 Act, including providing the Trust with necessary information as to the compliance policies and procedures of the Transfer Agent; and

(g) New Procedures. New procedures as to who shall provide certain of these services in Section 1 may be established in writing from time to time by agreement between the Trust and the Transfer Agent. Pursuant to such agreement the Transfer Agent may at times perform only a portion of these services and the Trust or its agent may perform these services on the Trust’s behalf.

2.	Fees and Expenses

2.1	Fee Schedule. For the performance by the Transfer Agent pursuant to this Agreement, the Trust agrees to pay the Transfer Agent fees as set forth in the attached fee schedule (“Schedule C”). Such fees and out-of-pocket expenses and advances of the Transfer Agent identified in Section 2.2 below may be changed, from time to time, subject to mutual written agreement between the Trust and the Transfer Agent. Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by the Transfer Agent under this Agreement are based on information provided by the Trust and such fees may be subject to good faith renegotiation between the parties to the extent such information is determined to be materially changed from the assumptions originally provided by the Trust to the Transfer Agent.

2.2	Out-of-Pocket Expenses. In addition to the fee paid to the Transfer Agent under Section 2.1 above, the Trust agrees to reimburse the Transfer Agent for reasonable and adequately documented out-of-pocket expenses (which includes an itemized statement) incurred in connection with the performance of its duties and obligations under the terms of this Agreement as set forth in the attached Schedule C. In addition, any other expenses incurred by the Transfer Agent at the request or with the consent of the Trust, will be reimbursed by the Trust, provided that adequate documentation of such expense is provided to the Trust.

2.3	Postage. Postage for mailing of dividends, Trust reports and other mailings to all shareholder accounts shall be advanced to the Transfer Agent by the Trust at least seven (7) days prior to the mailing date of such materials.

2.4

Invoices. The Trust agrees to pay all fees and reimbursable expenses within thirty (30) days following the receipt of the respective billing notice, except for any fees or expenses that are subject to good faith dispute. In the event of such a dispute, the Trust may only withhold that portion of the fee or expense subject to the good faith dispute. The Trust shall notify the Transfer Agent in writing within thirty (30) calendar days following the receipt of each billing notice if the Trust is disputing any amounts in good faith. If the Trust does not provide such notice of dispute within the required time, the billing notice will be deemed accepted by the Trust, provided that should the Trust in good faith discover any disputed amount after payment has been made, Transfer Agent shall agree to engage in a good faith negotiation with the Trust to settle any such dispute and provide reimbursement if it is determined and agreed by the parties that reimbursement is required. The Trust shall settle such disputed amounts within ten (10) business days from the day on which the parties agree on the amount to be paid, or at such later date as may be agreed upon by the Transfer Agent and the Trust, by payment of the agreed amount. If no agreement is reached, then such disputed amounts shall be settled as may be required by law or legal process.

2.5	Cost of Living Adjustment. Following each Term, unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent as previously provided in the previous Term, the total fee for all services shall equal the fee that would be charged for the same services based on a fee rate (as reflected in a fee rate schedule) increased by the percentage increase for the twelve-month period of such previous calendar year of the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bimonthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such Index is terminated, any successor or substitute index, appropriately adjusted, applicable to both parties.

2.6	Late Payments. Unless the parties otherwise agree, if any undisputed amount in an invoice of the Transfer Agent (for fees or reimbursable expenses) is not paid when due, the Fund shall pay the Transfer Agent interest thereon (from the due date to the date of payment) at a per annum rate equal to one percent (1.0%) plus the Prime Rate (that is, the base rate on corporate loans posted by large domestic banks) published by The Wall Street Journal (or, in the event such rate is not so published, a reasonably equivalent published rate selected by the Fund) on the first day of publication during the month when such amount was due. The Transfer Agent hereby agrees that it will act reasonably in assessing whether interest shall be charged in accordance with this Section 2.6 and will notify the Fund prior to charging any such interest. Notwithstanding any other provision hereof, such interest rate shall be no greater than permitted under applicable provisions of Colorado law.

3.	Representations and Warranties of the Transfer Agent

The Transfer Agent represents and warrants to the Trust that:

3.1	It is a Colorado corporation duly organized and existing and in good standing under the laws of the State of Colorado.

3.2	It is duly qualified to carry on its business in the State of Colorado.

3.3	It is empowered under applicable laws and by its Articles of Incorporation and By-Laws to enter into and perform this Agreement.

3.4	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

3.5	It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

3.6	It is, and will continue to be, registered as a transfer agent under the 1934 Act.

3.7	It has adopted and implemented written policies and procedures reasonably designed to prevent violations of the “Federal Securities Laws” (as defined in Rule 38a-1 under 1940 Act) related to the services provided by the Transfer Agent to the Trust. It will review, no less frequently than annually, the adequacy of the policies and procedures and the effectiveness of their implementation and will report to the Trust any material changes made to the policies and procedures since the date of the last report, and any material changes made to the policies and procedures recommended as a result of the annual review. It will provide the Trust with an annual report of each “Material Compliance Matter” (as defined in Rule 38a-1 under the 1940 Act) that occurred since the date of the last report.

3.8	It will impose and collect any redemption fees imposed by any of the Funds of the Trust in accordance with the terms set forth in the Prospectus.

4.	Representations and Warranties of the Trust

The Trust represents and warrants to the Transfer Agent that:

4.1	It is a statutory trust duly organized and existing and in good standing under the laws of the State of Delaware.

4.2	It is empowered under applicable laws and by its Declaration of Trust and Bylaws to enter into and perform this Agreement.

4.3	All trust proceedings required by said Declaration of Trust and Bylaws have been taken to authorize it to enter into and perform this Agreement.

4.4	It is an open-end management investment company registered under the 1940 Act.

4.5	A registration statement under the Securities Act of 1933, as amended (“1933 Act”) is currently, or will be upon commencement of operations, effective and will remain effective, and appropriate state securities law filings have been made and will continue to be made, with respect to all Shares of the Trust being offered for sale.

5.	Wire Transfer Operating Guidelines/Articles 4A of the Uniform Commercial Code

5.1	Obligation of Sender. The Transfer Agent is authorized to promptly debit the appropriate Trust account(s) upon the receipt of a payment order in compliance with the selected security procedure (“Security Procedure”) chosen by the Trust for fund transfer and in the amount of money that the Transfer Agent has been duly instructed to transfer. The Transfer Agent shall execute payment orders in compliance with the Security Procedure and with the Trust written instructions on the execution date provided that such payment order is received by the customary deadline for processing such a request, unless the payment order specifies a later time. All payment orders and communications received after the customary deadline will be deemed to have been received the next Business Day.

5.2	Security Procedure. The Trust acknowledges that the Security Procedure it has designated on the Fund Selection Form, attached hereto as Schedule D, was selected by the Trust. The Trust must notify the Transfer Agent immediately of any change in the Trust’s authorized personnel by means of certified resolutions as provided in Section 9.5 hereof or, in the case of the removal of an authorized person from the current list of authorized persons, a written instruction from another authorized person. The Transfer Agent shall verify the authenticity of all Trust instructions in accordance with the certified resolutions as set forth in Section 9.5 hereof. The Transfer Agent is authorized to make exceptions to the Security Procedure if instructed by the Trust by written instructions from an authorized person.

5.3	Account Numbers. The Transfer Agent shall process all payment orders on the basis of the account number contained in the payment order. In the event of a discrepancy between any name indicated on the payment order and the account number, the account number shall take precedence and govern.

5.4	Rejection. The Transfer Agent reserves the right to decline to process or delay the processing of a payment order which (a) is in excess of the collected balance in the account to be charged at the time of the Transfer Agent’s receipt of such payment order; (b) if initiating such payment order would cause the Transfer Agent, in the Transfer Agent’s sole judgment, to exceed any volume, aggregate dollar, network, time, credit or similar limits which are applicable to the Transfer Agent; or (c) if the Transfer Agent, in good faith, is unable to satisfy itself that the transaction has been properly authorized.

5.5	Cancellation Amendment. The Transfer Agent shall use reasonable best efforts to act on all authorized requests to cancel or amend payment orders received in compliance with the Security Procedure provided that such requests are received in a timely manner affording the Transfer Agent reasonable opportunity to act. However, in absence of negligence, bad faith or willful misconduct by the Transfer Agent, the Transfer Agent assumes no liability if the request for amendment or cancellation cannot be satisfied.

5.6	Errors. The Transfer Agent shall assume no responsibility for failure to detect any erroneous payment order provided that the Transfer Agent complies with the payment order instructions as received and the Transfer Agent complies with the Security Procedure and acts without negligence, bad faith or willful misconduct. The Security Procedure is established for the purpose of authenticating payment orders only and not for the detection of errors in payment orders.

5.7	Interest. Absent negligence, bad faith or willful misconduct, the Transfer Agent shall assume no responsibility for lost interest with respect to the refundable amount of any unauthorized payment order, provided such payment order was made in compliance with the terms of this Section 5, unless the Transfer Agent is notified of the unauthorized payment order within thirty (30) days of notification by the Transfer Agent of the acceptance of such payment order.

5.8	ACH Credit Entries/Provisional Payments. When the Trust initiates or receives Automated Clearing House credit and debit entries pursuant to these guidelines and the rules of the National Automated Clearing House Association and the New England Clearing House Association, the Transfer Agent will act as an Originating Depository Financial Institution and/or Receiving Depository Financial Institution, as the case may be, with respect to such entries. Credits given by the Transfer Agent with respect to an ACH credit entry are provisional until the Transfer Agent receives final settlement for such entry from the Federal Reserve Bank. If the Transfer Agent does not receive such final settlement, the Trust agrees that the Transfer Agent shall receive a refund of the amount credited to the Trust in connection with such entry, and the party making payment to the Trust via such entry shall not be deemed to have paid the amount of the entry.

5.9

Bank Interfaces. The Transfer Agent hereby acknowledges that in the ordinary course of business in accordance with its duties and obligations under the terms of this Agreement it shall be required to interact (personally or via electronic interfaces) with third parties on behalf of the Trust or any Fund, including, but not limited to, the Trust’s custodian and administrator. The Transfer Agent further acknowledges that it maintains internal policies and procedures relating to the secure interaction between Transfer Agent authorized personnel and such third parties (the “Policy”). In accordance with the foregoing, the Transfer Agent agrees (i) to comply with the Policy at all times in connection with performing its duties and obligations under this Agreement; (ii) to promptly provide a copy of the Policy to the Trust, a copy of which the Trust acknowledges it received prior to the date hereof, and to notify the Trust, as soon as reasonably practicable, of any changes to such Policy; and (iii) to promptly notify the Trust of the names of those officers, employees or agents of the Transfer Agent authorized to interact with third parties on behalf of the Trust in accordance with the Policy and of any changes to such list of authorized personnel.

Notwithstanding the foregoing, with respect to this Section 5.9, the Transfer Agent will not be liable to the Trust or any Fund (as applicable) for actions or inactions by the Transfer Agent with third parties on behalf of the Trust or the Fund, including, but not limited to the Trust’s custodian and administrator, taken or not taken (as applicable) at the due request or approval of an authorized person of the Trust or any Fund (as applicable).

5.10	Confirmation. Confirmation of Transfer Agent’s execution of payment orders shall ordinarily be provided within twenty four (24) hours notice of which may be delivered through the Transfer Agent’s information systems, or by facsimile or call-back. The Trust must report any objections to the execution of an order within thirty (30) days.

6.	Indemnification

6.1	The Transfer Agent shall not be responsible for, and the Trust shall indemnify and hold the Transfer Agent harmless from and against, any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to:

(a) All actions of the Transfer Agent (or its agents or subcontractors that have been appointed in compliance with Section 12.1 herein) required to be taken pursuant to this Agreement (including the defense of any law suit in which the Transfer Agent or affiliate is a named party), provided that such actions are taken in material compliance with this Agreement, in good faith and without negligence or willful misconduct;

(b) The Trust’s lack of good faith, negligence or willful misconduct in connection with this Agreement;

(c) The reliance upon, and any subsequent use of or action taken or omitted, by the Transfer Agent, or its agents or subcontractors on: (i) any information, records, documents, data, or services, which are received by the Transfer Agent or its agents or subcontractors by machine readable input, facsimile, CRT data entry, electronic instructions or other similar means authorized by the Trust in writing, and which have been prepared, maintained or performed by the Trust or any other person or firm on behalf of the Trust including but not limited to any broker-dealer, TPA or previous transfer agent; (ii) any instructions or requests of the Trust or any of its officers reasonably believed by the Transfer Agent to be authorized by the Trust’s Board of Trustees; (iii) any instructions or opinions of legal counsel with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement which are provided to the Transfer Agent after consultation with such legal counsel; or (iv) any paper or document, reasonably believed to be genuine, authentic, and signed by the proper person or persons;

(d) The offer or sale of Shares in violation of federal or state securities laws or regulations requiring that such Shares be registered or in violation of any stop order or other determination or ruling by any federal or any state agency with respect to the offer or sale of such Shares, provided the Transfer Agent had no actual knowledge of any such violation of law, regulation or order;

(e) The negotiation and processing of any checks including without limitation for deposit into the Trust’s demand deposit account maintained by the Transfer Agent, excluding checks not made payable to the order of the Trust, the Trust’s management company, custodian, transfer agent or distributor or the retirement account custodian or trustee for a plan account investing in Shares (such checks are commonly known as “third party checks”) which checks are tendered to a bank for the purchase of Shares; or

(f) Upon the Trust’s written request entering into any agreements required by the NSCC for the transmission of Trust or Shareholder data through the NSCC clearing systems.

6.2	Notwithstanding any other provision of this Agreement, the Transfer Agent shall indemnify and hold harmless the Trust from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of (i) any error or delay on the part of the Transfer Agent in processing any order or redemption request for Shares of any Fund requiring the Transfer Agent to engage in “as of” processing of such orders and/or requests to address the error or delay under applicable policies and procedures agreed upon by the Trust and the Transfer Agent; (ii) any breach by the Transfer Agent of the terms and conditions included in Section 5.9 of this Agreement, except as otherwise provided in Section 5.9 of this Agreement. Notwithstanding the foregoing, the Transfer Agent shall not be held liable for any error or delay on the part of the Transfer Agent caused by processing “as of” transactions in accordance with the applicable policies and procedures or at the direction of the Trust.

6.3	In order that the indemnification provisions contained in this Section 6 shall apply, upon the assertion of a claim for which the Trust may be required to indemnify the Transfer Agent, the Transfer Agent shall have acted without negligence, bad faith or willful misconduct and shall promptly notify the Trust of such assertion, and shall keep the Trust advised with respect to all developments concerning such claim. The Trust shall have the option to participate with the Transfer Agent in the defense of such claim or to defend against said claim in its own name or in the name of the Transfer Agent. The Transfer Agent shall in no case confess any claim or make any compromise in any case in which the Trust may be required to indemnify the Transfer Agent except with the Trust’s prior written consent.

7.	Standard of Care

The Transfer Agent shall at all times act in good faith and agrees to use its best efforts within reasonable limits to ensure the accuracy of all services performed under this

Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors, including encoding and payment processing errors, unless said errors are caused by its material breach of this Agreement, negligence, bad faith or willful misconduct or that of its employees, agents or subcontractors. According to mutually agreed upon procedures, the Transfer Agent agrees to use reasonable efforts with regard to the processing of investments checks. The parties agree that any encoding or payment processing errors shall be governed by this standard of care and Section 4-209 of the Uniform Commercial Code is superseded by Section 7 of this Agreement. The Transfer Agent agrees to perform its obligations under this Agreement in conformity with the service levels/performance standards specified in Schedule E.

8.	Confidentiality

8.1	The Transfer Agent and the Trust agree that they will not, at any time during the Term of this Agreement or after its termination, reveal, divulge, or make known to any person, firm, corporation or other business organization, any Shareholders’ or customers’ lists, trade secrets, cost figures and projections, profit figures and projections, or any personal information of the Trust’s Shareholders or other secret or confidential information whatsoever, whether of the Transfer Agent or of the Trust or the Trust’s investment adviser, used or gained by the Transfer Agent or the Trust during performance under this Agreement. For purposes of this Agreement, Confidential Information shall also include:

(a) Any data or information that is competitively sensitive material, and not known to the public, including but not limited to, information about product plans, marketing strategies, finance, operations, customer relationship, customer profiles, Shareholder personal information, sales estimates, business plans and internal performance results relating to the past, present or future business activities of the Trust or the Transfer Agent, their respective affiliates and customers, shareholders, clients and suppliers of any of them;

(b) Any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Trust or the Transfer Agent a competitive advantage over its competitors;

(c) All confidential or proprietary concepts, documentation, reports, data specifications, computer software, source code, object code, flow charts, databases, inventions, know-how and trade secrets, whether or not patentable or copyrightable; and

(d) Information that the Trust is required to keep confidential pursuant to agreements with third party service providers.

Confidential information shall not include all or any portion of any of the foregoing items that: (i) are or become publicly available without breach of this Agreement; (ii) are released with the written permission of the other party for general disclosure by a written release by the Transfer Agent or the Trust, as the case may be; (iii) are already in the possession of the receiving party at the time of receipt without obligation of confidentiality or breach of this Agreement; (iv) are subsequently disclosed to a party hereto on a non-confidential basis by a third party that is not bound by an agreement of non disclosure or confidentiality with another party hereto or its affiliates, which rightfully acquired such information; or (v) are independently developed by a party hereto.

The Trust and the Transfer Agent further covenant and agree to retain all such knowledge and information acquired during and after the term of this Agreement respecting such lists, trade secrets, or any secret or confidential information whatsoever in trust for the sole benefit of the Transfer Agent or the Trust and their successors and assigns. The above prohibition of disclosure shall not apply to the extent that the Transfer Agent must disclose such data to its sub-contractor or Trust agent for purposes of providing services under this Agreement, provided such parties are bound by the same obligations to maintain confidentiality as set forth above.

8.2	In the event that any requests or demands are made for the inspection of the Shareholder records of the Trust, other than request for records of Shareholders pursuant to standard subpoenas from state or federal government authorities (i.e., divorce and criminal actions), the Transfer Agent will use reasonable efforts to notify the Trust to the extent legally permitted and to secure instructions from an authorized officer of the Trust as to such inspection. The Transfer Agent expressly reserves the right, however, to exhibit the Shareholder records to any person whenever it is advised by counsel that it may be held liable for the failure to exhibit the Shareholder records to such person or if required by law or court order.

8.3	The Trust and the Transfer Agent shall each comply with all applicable laws, rules and regulations relating to privacy, confidentiality, data security and the handling of personal financial information applicable to it that may be established from time to time, including but not limited to the Gramm-Leach-Bliley Act and Securities and Exchange Commission Regulation S-P (17 CFR Part 248) promulgated thereunder.

9.	Covenants of the Trust and the Transfer Agent

9.1	The Trust shall promptly furnish to the Transfer Agent the following:

(a) A certified copy of the resolution of the Board of Trustees of the Trust authorizing the appointment of the Transfer Agent and the execution and delivery of this Agreement; and

(b) A copy of the Declaration of Trust and By-Laws of the Trust and all amendments thereto.

9.2	The Transfer Agent hereby agrees to establish and maintain facilities and procedures reasonably acceptable to the Trust for safekeeping of check forms and facsimile signature imprinting devices, if any; and for the preparation or use, and for keeping account of, such certificates, forms and devices.

9.3	The Transfer Agent shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable as required by applicable laws, rules and regulations. To the extent required by Section 31 of 1940 Act and the rules thereunder, the Transfer Agent agrees that all such records prepared or maintained by the Transfer Agent relating to the services to be performed by the Transfer Agent hereunder are the property of the Trust and will be preserved, maintained and made available in accordance with such Section and Rules, and will be surrendered promptly to the Trust on and in accordance with its request.

9.4	The Transfer Agent shall provide assistance to and cooperate with the Trust’s internal or external auditors in connection with any Trust-directed audits. The Transfer Agent shall provide such assistance in accordance with reasonable procedures and at reasonable frequencies, and, to the extent practicable, the Trust shall provide reasonable advance notice to the Transfer Agent of such audits. For purposes of such audits, at the request of the Trust, the Transfer Agent will use reasonable efforts to make available, during normal business hours, all required records, data and operating processes for review by such auditors. On an annual basis, the Transfer Agent will provide the Trust with copies of its SAS 70 report. The Trust understands and agrees that its auditors will be required by the Transfer Agent to execute a confidentiality agreement having objectively reasonable terms prior to being given access to such records, data and operating processes.

9.5	The Transfer Agent shall comply with all written instructions duly delivered by an authorized person of the Trust with authority to provide the type of instructions provided, as set forth in written resolutions of the Board of Trustees of the Trust duly certified by the Secretary of the Trust and delivered to the Transfer Agent. Such written instructions may be delivered by email or facsimile and received in good order by the Transfer Agent, and may be standing instructions.

10.	Termination of Agreement

10.1

Term. The term of this Agreement shall be two years (“Initial Term”) from the date first stated above unless terminated pursuant to the provisions of this Section 10. After the Initial Term, this Agreement will renew automatically from year to year (each such renewal year and the Initial Term, each a “Term”). After the initial term, this Agreement may be terminated by either party upon at least sixty (60) days’ written notice to the other party. The Trust may terminate this Agreement upon at least sixty (60) days’ prior written notice to the Transfer Agent with respect to any

Fund that will cease investment operations. No later than ninety (90) days before the expiration of each Term the parties to this Agreement will agree upon a Fee Schedule for the upcoming Term. Otherwise the fees shall be increased pursuant to Section 2.5 of this Agreement. In the event of the termination of this Agreement, the terms of this Agreement shall continue in effect until the date that the Deconversion (defined below) of the Trust is completed.

10.2	Termination; Deconversion. In the event that this Agreement is terminated, the Transfer Agent agrees that, in order to provide for uninterrupted service to the Trust, the Transfer Agent, at the Trust’s request, shall offer reasonable assistance to the Trust in converting the records of the Trust from the Transfer Agent’s systems to whatever services or systems are selected by the Trust (the “Deconversion”). As used herein “reasonable assistance” and “transitional assistance” shall not include requiring the Transfer Agent (i) to assist any new service or system provider (the “new agent”) to modify, to alter, to enhance, or to improve the new agent’s system, or to provide any new functionality to the new agent’s system, (ii) to disclose any Proprietary Information of the Transfer Agent, or (iii) to develop Deconversion software, to modify any Transfer Agent software, or to otherwise alter the format of the data as maintained on any Transfer Agent’s systems. Notwithstanding anything contained in this Agreement to the contrary, should the Trust desire to carry out such Deconversion, the Transfer Agent shall use its best efforts to facilitate the conversion on such date; however, there can be no guarantee or assurance that the Transfer Agent will be able to complete a Deconversion by such requested date.

10.3	Fees and Expenses upon Termination. Should either party exercise its right to terminate, all reasonable out-of-pocket expenses or costs associated with the movement of records and material will be borne by the Trust, except to the extent the termination of this Agreement is the result of a material breach of this Agreement by the Transfer Agent, in which case the Transfer Agent will bear those costs. Additionally, the Transfer Agent reserves the right to charge a reasonable fee for its deconversion services, except to the extent the termination of this Agreement is the result of a material breach of this Agreement by the Transfer Agent, in which case the Transfer Agent will not charge a fee. In the event of termination of this Agreement, the Trust agrees to pay the Transfer Agent promptly all amounts due the Transfer Agent hereunder for services performed and reasonable out-of-pocket expenditures incurred prior to such termination.

10.4	Confidential Information. Upon termination of this Agreement, each party shall return to the other party all copies of confidential or proprietary materials or information received from such other party hereunder, other than materials or information required to be retained by such party under applicable laws or regulations.

10.5

Termination by the Trust. The Trust, in addition to any other rights and remedies, shall have the right to terminate this Agreement upon the occurrence of (i) the bankruptcy of the Transfer Agent or the appointment of a receiver therefore if such proceedings are not dismissed within 21 days of being brought or (ii) the material failure by the Transfer Agent to perform its duties and obligations under this Agreement or a material breach of this Agreement by the Transfer Agent. With respect to (i), the termination shall be effective at any time specified in a written notice from the Trust to the Transfer Agent. With respect to (ii), the Trust shall provide the Transfer Agent with written notice identifying such failure or breach and stating its intention to terminate the Agreement in sixty (60) days from the date of such notice if such failure or breach has not been cured by the Transfer Agent within thirty (30) days after receipt of such written notice from the Trust, except that any failure by the Transfer Agent to maintain its registration as a transfer agent must be cured immediately.

10.6	Termination by the Transfer Agent. The Transfer Agent, in addition to any other rights and remedies, shall have the right to terminate this Agreement upon the occurrence at any time of (i) the bankruptcy of the Trust or the appointment of a receiver therefore if such proceedings are not dismissed within 21 days of being brought, or (ii) the material failure by the Trust to perform its duties and obligations under this Agreement or a material breach of this Agreement by the Trust. With respect to (i), the termination shall be effective at any time specified in a written notice from the Transfer Agent to the Trust. With respect to (ii), the Transfer Agent shall provide the Trust with written notice identifying such failure or breach and stating its intention to terminate the Agreement in sixty (60) days from the date of such notice if such failure or breach has not been cured by the Trust within thirty (30) days after receipt of such written notice from the Transfer Agent.

11.	Assignment and Third-Party Beneficiaries

11.1	Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party. Any attempt to do so in violation of this Section shall be void. Unless specifically stated to the contrary in any written consent to an assignment, no assignment will release or discharge the assignor from any duty or responsibility under this Agreement.

11.2	Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Transfer Agent and the Trust, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Transfer Agent and the Trust. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

11.3	This Agreement does not constitute an agreement for a partnership or joint venture between the Transfer Agent and the Trust. Other than as provided in Section 12.1 and Section 1.1, neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

12.	Subcontractors

12.1	Except as otherwise provided, nothing herein shall impose any duty upon the Transfer Agent in connection with or make the Transfer Agent liable for the actions or omissions to act of unaffiliated third parties such as by way of example and not limitation, Airborne Services, Federal Express, United Parcel Service, the U.S. Mails, the NSCC and telecommunication companies, provided, if the Transfer Agent selected such company, the Transfer Agent shall have exercised due care and conducted reasonable due diligence in selecting the same, and shall have acted without negligence, bad faith or willful misconduct. The Transfer Agent shall retain agents or subcontractors to provide transfer agency functions and activities incidental thereto to the Funds only upon the written approval of the Trust, and subject to such additional or differing terms as the Transfer Agent and the Trust may agree.

13.	Miscellaneous

13.1	Amendment. This Agreement may be amended or modified by a written agreement executed by both parties and, if material, authorized or approved by a resolution of the Board of Trustees of the Trust.

13.2	Colorado Law to Apply. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the state of Colorado.

13.3	Force Majeure. In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, and such party has acted without negligence, bad faith or willful misconduct, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes. In the event of a disaster rendering the Transfer Agent’s systems or facilities inoperable, the Transfer Agent will use all reasonable efforts to continue to provide services to the Trust in accordance with the Transfer Agent’s then current Business Contingency plan, which includes such general back-up facilities as the Transfer Agent reasonably determines to be appropriate. The Trust acknowledges that it received a copy of the Transfer Agent’s Business Contingency plan prior to execution of this Agreement.

13.4	Notice. A copy of the Certificate of Trust is on file with the Secretary of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Board of Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trust.

13.5	Survival. All provisions regarding indemnification, warranty, liability, and limits thereon, and confidentiality and/or protections of proprietary rights and trade secrets shall survive the termination of this Agreement.

13.6	Severability. If any provision or provisions of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

13.7	Priorities Clause. In the event of any conflict, discrepancy or ambiguity between the terms and conditions contained in this Agreement and any Schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

13.8	Waiver. No waiver by either party or any breach or default of any of the covenants or conditions herein contained and performed by the other party shall be construed as a waiver of any succeeding breach of the same or of any other covenant or condition.

13.9	Merger of Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

13.10	Counterparts. This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

13.11	Reproduction of Documents. This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction shall likewise be admissible in evidence.

13.12	Notices. All notices and other communications as required or permitted hereunder shall be in writing and sent by first class mail, postage prepaid, addressed as follows or to such other address or addresses of which the respective party shall have notified the other.

(a)	If to the Transfer Agent, to:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

Attention: General Counsel

Fax: 303.623.7850

(b)	If to the Trust, to:

AQR Funds

c/o AQR Capital Management, LLC

Two Greenwich Plaza,

3rd Floor

Greenwich, CT 06830

Attention: General Counsel

Fax: (203) 742-3105

14.	Additional Funds

In the event that the Trust establish one or more Funds, in addition to those listed on the attached Schedule A, with respect to which it desires to have the Transfer Agent render services as transfer agent under the terms hereof, it shall so notify the Transfer Agent in writing, and if the Transfer Agent agrees in writing to provide such services, such Fund shall become a Fund hereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

ALPS FUND SERVICES, INC.		AQR FUNDS

By:	/s/ Jeremy O. May	By:	/s/ Brendan Kalb
Name:	Jeremy O. May	Name:	Brendan Kalb
Title:	President	Title:	Secretary

SCHEDULE A

Fund List

FUND	CLASSES OFFERED
AQR Global Equity Fund	Class N Class I Class Y

AQR International Equity Fund	Class N Class I Class Y

AQR International Small Cap Fund	Class N Class I Class Y

AQR Emerging Markets Fund	Class N Class I Class Y

AQR Equity Plus Fund	Class N Class I

AQR Small Cap Core Fund	Class N Class I

AQR Small Cap Growth Fund	Class N Class I

AQR Diversified Arbitrage Fund	Class N Class I

SCHEDULE B

ALPS Fund Services, Inc.

Blue Sky Administration Policies and Procedures

[SEE ATTACHED]

SCHEDULE C

Fee Schedule

Annual Fee: $12,500 annual base fee per Fund; $1,000 annual base fee per each additional share class over three (3)

Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens.

Annual Open Account Fee:

Open Accounts	Fees Per Account
Direct & NSCC	$15

Annual Inactive Account Fee:

$5.50 per inactive account (an inactive account is an account with a zero balance that has had activity in the last eighteen months)

Annual Closed Account Fee:

$0.50 per closed account (a closed account is an account with a zero balance that has not had activity in the last eighteen months)

Out-of-Pocket Fees:

The Trust agrees to reimburse the Transfer Agent for reasonable and adequately documented out-of-pocket expenses (which includes an itemized statement) incurred in connection with the performance of its duties and obligations under the terms of this Agreement, including but not limited to confirmations and investor statements; statement paper and envelopes; postage; forms; SEC Rule 22c-2 compliance costs and fees; NSCC interface fees; sales reporting system fees; Blue Sky fees; control review reports (includes SAS 70 and compliance program evaluation reviews (CPER)); telephone charges; records storage; advances incurred for Trust-related postage, if any; customized programming/enhancements requested by the Trust; and other miscellaneous expenses that may occur at the request or with the consent of the Trust. The Transfer Agent will seek advance approval from the Trust before incurring any out-of-pocket expenses that are out of the ordinary course of business.

SCHEDULE D

SECURITY PROCEDURE

[SEE ATTACHED]

SCHEDULE E

SERVICE LEVELS/PERFORMANCE STANDARDS

Teleservicing:

•	The Transfer Agent will meet the following standards during periods of monthly call volumes under 1500:

•	The Transfer Agent’s Average Speed of Answering calls (“ASA”) will be 30 seconds or fewer. This service level will be met at least 95% of the time on a monthly basis.

•

The Transfer Agent’s abandonment rate for calls will be less than 5 percent. (The abandonment rate will be calculated as follows: calls abandoned by callers after 20 seconds/calls received during same week or other mutually agreed upon time period.)

•	The Transfer Agent will meet the following standards during periods of monthly call volumes over 1500:

•	The Transfer Agent’s Average Speed of Answering calls (“ASA”) will be 20 seconds or fewer. This service level will be met at least 95% of the time on a monthly basis.

•

The Transfer Agent’s abandonment rate for calls will be less than 2 percent. (The abandonment rate will be calculated as follows: calls abandoned by callers after 20 seconds/calls received during same week or other mutually agreed upon time period.)

Processing:

•	The Transfer Agent will provide secure, web-based access to client account information.

•	The Transfer Agent will meet the following standards 95% of the time on a monthly basis:

•	The Transfer Agent will establish new accounts in good order on its system on the day the Transfer Agent receives them.

•

The Transfer Agent will advise the Trust within two (2) Business Days of new accounts with incorrect or incomplete paperwork (i.e., not in good order). The Trust may contact the potential or current shareholder to request additional or clarified information or may request that the Transfer Agent do so, at the Trust’s sole discretion.

•	The Transfer Agent will place on its system shareholder transactions that are in good order on the day in which they are received.

•	The Transfer Agent will complete routine account maintenance correspondence items that are in good order within two (2) Business Days of their receipt.

•	The Transfer Agent will respond to other shareholder correspondence that involves more complicated matters (such as tax questions) within five Business Days of their receipt.

•	The Transfer Agent will forward any correspondence that does not involve or address transfer agent-related matters to the Trust within one (1) Business Day of their receipt.

Print/mail:

•	The Transfer Agent will meet the following standards 95% of the time on a monthly basis:

•	The Transfer Agent will mail or email daily transaction confirmations to shareholders by the end of the second Business Day after each trade date (i.e. “T+2”).

•	The Transfer Agent will mail redemption checks to shareholders by the end of the Business Day after each trade date (i.e. “T+1”).

•	The Transfer Agent will mail or email monthly and quarterly statements to shareholders within five Business Days after the applicable month or quarter end.

Penalties for Failures to Meet Service Levels or Performance Standards:

•

No penalties will apply for failures to meet service levels or performance standards until Transfer Agent has completed three months of service for at least one Fund listed on Schedule A of this Agreement.

•	The penalty for missing a standard in a second month during any rolling twelve month period is a 10% reduction in the fee payable to the Transfer Agent pursuant to this Agreement for that month.

•	The penalty for missing a standard in a third month during any rolling twelve month period is a 20% reduction in the fee payable to the Transfer Agent pursuant to this Agreement for that month.

•

The penalty for missing a standard in a fourth month during any rolling twelve month period is a 30% reduction in the fee payable to the Transfer Agent pursuant to this Agreement for that month. In addition, AQR shall have the right to terminate this Agreement upon on thirty (30) days’ notice if the Transfer Agent has missed a standard for four months during any rolling twelve month period.